December 29, 2010

Ms. Nora Everett, President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Ms. Everett

Principal Management Corporation intends to purchase the following shares (the “Shares”):

	Purchase	Shares
Principal Funds, Inc. -	Amount	Purchased
Global Real Estate Securities Fund	$10,000	1,360.554

Each share of the Global Real Estate Securities Fund has a par value of $0.01 and a price of
$7.35 per share. In connection with such purchase, Principal Management Corporation represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL LIFE INSURANCE COMPANY

/s/ Michael D. Roughton

BY
Michael D. Roughton
Vice President and Associate General Counsel